UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number 001-32570

ENTRÉE RESOURCES LTD

(Translation of registrant’s name into English)

Suite 1650 - 1066 West Hastings Street,

Vancouver, BC, V6E 3X1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE RESOURCES LTD
(Registrant)

Date: July 17, 2023	By:	/s/ Duane Lo
Duane Lo
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99.1	News Release dated July 17, 2023 - ENTRÉE RESOURCES PROVIDES UPDATE ON ENTRÉE/OYU TOLGOI JV NEGOTIATIONS